

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 1, 2008

Christopher C. Richardson
General Counsel
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, AZ 85017

>   **Re: Grand Canyon Education, Inc.**
>   **Amendment No. 2 to Form S-1**
>   **Filed September 29, 2008**
>   **File No. 333-150876**

Dear Mr. Richardson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 10

1.   We note that your revised disclosure includes information concerning an investigation by the Office of Inspector General of the Department of Education that commenced in August 2008, and that you were served with a *qui tam* lawsuit in September 2008 regarding your compensation practices. We further note that in each matter you state that you can neither know nor predict the ultimate outcome of the matter or any liability that might result because of the "ongoing nature" of the action. Please revise your disclosure to clarify why the company is unable to predict the outcome of both matters or whether either matter will result in material liability for the company. Clarify whether the company believes it has meritorious defenses to the lawsuit based upon advice of its defense counsel.

Dilution, page 39

2.   Please refer to the fourth paragraph. Revise to disclose the amount of the "pro forma as adjusted net tangible book value" and the "dilution per share of common stock to new investors" if the underwriters' over allotment option is exercised.

Note 18. Pro Forma Information (Unaudited), page F-32

3.   It does not appear to us that the pro forma basic earnings per common share reflect the automatic conversion of the preferred stocks. Please revise accordingly and include an explanation of the data. Also, revise the shares used in computing pro forma earnings per common share on page F-4 and update the summary and selected financial data on pages 7 and 41 to include pro forma earnings and shares, with explanatory footnotes.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director

cc: by facsimile to (480) 606-5526
        Steven D. Pidgeon, Esq.
        David P. Lewis, Esq.
        (DLA Piper US LLP)